April 29, 2010

VIA EDGAR CORRESPONDENCE

Mr. Michael Kosoff

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-4644

Re:    Hartford Series Fund, Inc. (the “Registrant”) (SEC File Nos. 333-45431 and 811-08629)

Dear Mr. Kosoff:

We are writing in response to a comment you provided telephonically to me, Stephanie Capistron, Alice Pellegrino and Elizabeth Constant on Wednesday, March 31, 2010, with respect to the Registrant’s Post-Effective Amendment No. 74 filed on February 18, 2010, where you requested that the Registrant submit an EDGAR correspondence filing that includes each American Funds HLS Fund’s final expense table numbers when such numbers are available.  Attachment I contains the requested information.

Sincerely,

/s/ Kathryn S. Cohen
Kathryn S. Cohen

cc:	Michael Phillips
Alice A. Pellegrino
John V. O’Hanlon

US  Austin  Boston  Charlotte  Hartford  New York  Newport Beach  Philadelphia  Princeton  San Francisco  Silicon Valley  Washington  DC  EUROPE  Brussels  London  Luxembourg  Moscow  Munich  Paris  ASIA  Beijing  Hong Kong

Attachment I

American Funds Asset Allocation HLS Fund

Shareholder Fees

(fees paid directly from your investment)

Share Class
IB
Maximum sales charge (load) as a percentage of offering price	Not applicable
Maximum deferred sales charge (load)	Not applicable
Exchange fees	None

Annual Fund Operating Expenses(1)

(expenses that are deducted from the fund’s assets)

IB
Management fees(2),(3)	0.96%
Distribution and service (12b-1) fees	0.25%
Other expenses	0.06%
Total annual fund operating expenses	1.27%
Less: contractual waiver(3)	0.40%
Net operating expenses(3)	0.87%

(1)   The fee table and the example reflect the expenses of both the fund and the Master Fund in which the fund invests.

(2)   The amount shown under “Management fees” includes the management fee of the Master Fund.

(3)   HL Investment Advisors, LLC (“HL Advisors”) has entered into a contractual agreement with Hartford Series Fund, Inc.  (the “Company”) under which it will waive a portion (currently 0.40%) of its management fee.  This fee waiver will continue as long as the fund is part of a master-feeder fund structure unless the Board of Directors approves a change in or elimination of the waiver.

American Funds Blue Chip Income and Growth HLS

Shareholder Fees

(fees paid directly from your investment)

Share Class
IB
Maximum sales charge (load) as a percentage of offering price	Not applicable
Maximum deferred sales charge (load)	Not applicable
Exchange fees	None

Annual Fund Operating Expenses(1)

(expenses that are deducted from the fund’s assets)

IB
Management fees(2),(3)	1.18%
Distribution and service (12b-1) fees	0.25%
Other expenses	0.08%
Total annual fund operating expenses	1.51%
Less: contractual waiver(3)	0.50%
Net operating expenses(3)	1.01%

(1)   The fee table and the example reflect the expenses of both the fund and the Master Fund in which the fund invests.

(2)   The amount shown under “Management fees” includes the management fee of the Master Fund.

(3)   HL Investment Advisors, LLC (“HL Advisors”) has entered into a contractual agreement with Hartford Series Fund, Inc.  (the “Company”) under which it will waive a portion (currently 0.50%) of its management fee.  This fee waiver will continue as long as the fund is part of a master-feeder fund structure unless the Board of Directors approves a change in or elimination of the waiver.

American Funds Bond HLS Fund

Shareholder Fees

(fees paid directly from your investment)

Share Class
IB
Maximum sales charge (load) as a percentage of offering price	Not applicable
Maximum deferred sales charge (load)	Not applicable
Exchange fees	None

Annual Fund Operating Expenses(1)

(expenses that are deducted from the fund’s assets)

IB
Management fees(2),(3)	0.88%
Distribution and service (12b-1) fees	0.25%
Other expenses	0.04%
Total annual fund operating expenses	1.17%
Less: contractual waiver(3)	0.25%
Net operating expenses(3)	0.92%

(1)   The fee table and the example reflect the expenses of both the fund and the Master Fund in which the fund invests.

(2)   The amount shown under “Management fees” includes the management fee of the Master Fund.

(3)   HL Investment Advisors, LLC (“HL Advisors”) has entered into a contractual agreement with Hartford Series Fund, Inc.  (the “Company”) under which it will waive a portion (currently 0.25%) of its management fee.  This fee waiver will continue as long as the fund is part of a master-feeder fund structure unless the Board of Directors approves a change in or elimination of the waiver.

American Funds Global Bond HLS Fund

Shareholder Fees

(fees paid directly from your investment)

Share Class
IB
Maximum sales charge (load) as a percentage of offering price	Not applicable
Maximum deferred sales charge (load)	Not applicable
Exchange fees	None

Annual Fund Operating Expenses(1)

(expenses that are deducted from the fund’s assets)

IB
Management fees(2),(3)	1.31%
Distribution and service (12b-1) fees	0.25%
Other expenses	0.09%
Total annual fund operating expenses	1.65%
Less: contractual waiver(3)	0.50%
Net operating expenses(3)	1.15%

(1)   The fee table and the example reflect the expenses of both the fund and the Master Fund in which the fund invests.

(2)   The amount shown under “Management fees” includes the management fee of the Master Fund.

(3)   HL Investment Advisors, LLC (“HL Advisors”) has entered into a contractual agreement with Hartford Series Fund, Inc.  (the “Company”) under which it will waive a portion (currently 0.50%) of its management fee.  This fee waiver will continue as long as the fund is part of a master-feeder fund structure unless the Board of Directors approves a change in or elimination of the waiver.

American Funds Global Growth and Income HLS Fund

Shareholder Fees

(fees paid directly from your investment)

Share Class
IB
Maximum sales charge (load) as a percentage of offering price	Not applicable
Maximum deferred sales charge (load)	Not applicable
Exchange fees	None

Annual Fund Operating Expenses(1)

(expenses that are deducted from the fund’s assets)

IB
Management fees(2),(3)	1.40%
Distribution and service (12b-1) fees	0.25%
Other expenses	0.07%
Total annual fund operating expenses	1.72%
Less: contractual waiver(3)	0.55%
Net operating expenses(3)	1.17%

(1)   The fee table and the example reflect the expenses of both the fund and the Master Fund in which the fund invests.

(2)   The amount shown under “Management fees” includes the management fee of the Master Fund.

(3)   HL Investment Advisors, LLC (“HL Advisors”) has entered into a contractual agreement with Hartford Series Fund, Inc.  (the “Company”) under which it will waive a portion (currently 0.55%) of its management fee.  This fee waiver will continue as long as the fund is part of a master-feeder fund structure unless the Board of Directors approves a change in or elimination of the waiver.

American Funds Global Growth HLS Fund

Shareholder Fees

(fees paid directly from your investment)

Share Class
IB
Maximum sales charge (load) as a percentage of offering price	Not applicable
Maximum deferred sales charge (load)	Not applicable
Exchange fees	None

Annual Fund Operating Expenses(1)

(expenses that are deducted from the fund’s assets)

IB
Management fees(2),(3)	1.54%
Distribution and service (12b-1) fees	0.25%
Other expenses	0.09%
Total annual fund operating expenses	1.88%
Less: contractual waiver(3)	0.75%
Net operating expenses(3)	1.13%

(1)   The fee table and the example reflect the expenses of both the fund and the Master Fund in which the fund invests.

(2)   The amount shown under “Management fees” includes the management fee of the Master Fund.

(3)   HL Investment Advisors, LLC (“HL Advisors”) has entered into a contractual agreement with Hartford Series Fund, Inc.  (the “Company”) under which it will waive a portion (currently 0.75%) of its management fee.  This fee waiver will continue as long as the fund is part of a master-feeder fund structure unless the Board of Directors approves a change in or elimination of the waiver.

American Funds Global Small Capitalization HLS Fund

Shareholder Fees

(fees paid directly from your investment)

Share Class
IB
Maximum sales charge (load) as a percentage of offering price	Not applicable
Maximum deferred sales charge (load)	Not applicable
Exchange fees	None

Annual Fund Operating Expenses(1)

(expenses that are deducted from the fund’s assets)

IB
Management fees(2),(3)	1.52%
Distribution and service (12b-1) fees	0.25%
Other expenses	0.09%
Total annual fund operating expenses	1.86%
Less: contractual waiver(3)	0.55%
Net operating expenses(3)	1.31%

(1)   The fee table and the example reflect the expenses of both the fund and the Master Fund in which the fund invests.

(2)   The amount shown under “Management fees” includes the management fee of the Master Fund.

(3)   HL Investment Advisors, LLC (“HL Advisors”) has entered into a contractual agreement with Hartford Series Fund, Inc.  (the “Company”) under which it will waive a portion (currently 0.55%) of its management fee.  This fee waiver will continue as long as the fund is part of a master-feeder fund structure unless the Board of Directors approves a change in or elimination of the waiver.

American Funds Growth HLS Fund

Shareholder Fees

(fees paid directly from your investment)

Share Class
IB
Maximum sales charge (load) as a percentage of offering price	Not applicable
Maximum deferred sales charge (load)	Not applicable
Exchange fees	None

Annual Fund Operating Expenses(1)

(expenses that are deducted from the fund’s assets)

IB
Management fees(2),(3)	1.08%
Distribution and service (12b-1) fees	0.25%
Other expenses	0.05%
Total annual fund operating expenses	1.38%
Less: contractual waiver(3)	0.50%
Net operating expenses(3)	0.88%

(1)   The fee table and the example reflect the expenses of both the fund and the Master Fund in which the fund invests.

(2)   The amount shown under “Management fees” includes the management fee of the Master Fund.

(3)   HL Investment Advisors, LLC (“HL Advisors”) has entered into a contractual agreement with Hartford Series Fund, Inc.  (the “Company”) under which it will waive a portion (currently 0.50%) of its management fee.  This fee waiver will continue as long as the fund is part of a master-feeder fund structure unless the Board of Directors approves a change in or elimination of the waiver.

American Funds Growth-Income HLS Fund

Shareholder Fees

(fees paid directly from your investment)

Share Class
IB
Maximum sales charge (load) as a percentage of offering price	Not applicable
Maximum deferred sales charge (load)	Not applicable
Exchange fees	None

Annual Fund Operating Expenses(1)

(expenses that are deducted from the fund’s assets)

IB
Management fees(2),(3)	0.98%
Distribution and service (12b-1) fees	0.25%
Other expenses	0.04%
Total annual fund operating expenses	1.27%
Less: contractual waiver(3)	0.45%
Net operating expenses(3)	0.82%

(1)   The fee table and the example reflect the expenses of both the fund and the Master Fund in which the fund invests.

(2)   The amount shown under “Management fees” includes the management fee of the Master Fund.

(3)   HL Investment Advisors, LLC (“HL Advisors”) has entered into a contractual agreement with Hartford Series Fund, Inc.  (the “Company”) under which it will waive a portion (currently 0.45%) of its management fee.  This fee waiver will continue as long as the fund is part of a master-feeder fund structure unless the Board of Directors approves a change in or elimination of the waiver.

American Funds International HLS Fund

Shareholder Fees

(fees paid directly from your investment)

Share Class
IB
Maximum sales charge (load) as a percentage of offering price	Not applicable
Maximum deferred sales charge (load)	Not applicable
Exchange fees	None

Annual Fund Operating Expenses(1)

(expenses that are deducted from the fund’s assets)

IB
Management fees(2),(3)	1.35%
Distribution and service (12b-1) fees	0.25%
Other expenses	0.07%
Total annual fund operating expenses	1.67%
Less: contractual waiver(3)	0.60%
Net operating expenses(3)	1.07%

(1)   The fee table and the example reflect the expenses of both the fund and the Master Fund in which the fund invests.

(2)   The amount shown under “Management fees” includes the management fee of the Master Fund.

(3)   HL Investment Advisors, LLC (“HL Advisors”) has entered into a contractual agreement with Hartford Series Fund, Inc.  (the “Company”) under which it will waive a portion (currently 0.60%) of its management fee.  This fee waiver will continue as long as the fund is part of a master-feeder fund structure unless the Board of Directors approves a change in or elimination of the waiver.

American Funds New World HLS Fund

Shareholder Fees

(fees paid directly from your investment)

Share Class
IB
Maximum sales charge (load) as a percentage of offering price	Not applicable
Maximum deferred sales charge (load)	Not applicable
Exchange fees	None

Annual Fund Operating Expenses(1)

(expenses that are deducted from the fund’s assets)

IB
Management fees(2),(3)	1.87%
Distribution and service (12b-1) fees	0.25%
Other expenses	0.10%
Total annual fund operating expenses	2.22%
Less: contractual waiver(3)	0.85%
Net operating expenses(3)	1.37%

(1)   The fee table and the example reflect the expenses of both the fund and the Master Fund in which the fund invests.

(2)   The amount shown under “Management fees” includes the management fee of the Master Fund.

(3)   HL Investment Advisors, LLC (“HL Advisors”) has entered into a contractual agreement with Hartford Series Fund, Inc.  (the “Company”) under which it will waive a portion (currently 0.85%) of its management fee.  This fee waiver will continue as long as the fund is part of a master-feeder fund structure unless the Board of Directors approves a change in or elimination of the waiver.